Exhibit 21.1

Subsidiaries of Constitution Mining Corp. as of December 31, 2009

Subsidiary Name	State or Other Jurisdiction of Incorporation	Names under which subsidiary will do business
Constitution Mining SA	Argentina	Constitution Mining SA
Bacon Hill Invest Inc.	Panama	Bacon Hill Invest Inc.